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 CONTACTS:

 Thomas M. Daly, Jr.            Nigel D. Muir               Investor Relations
 Roy Winnick                    Praxair, Inc.               Scott S. Cunningham
 Kekst and Company              203-837-2240                Praxair, Inc.
 212-593-2655                                               203-837-2073



           PRAXAIR PROPOSES EXPEDITED MERGER WITH CBI INDUSTRIES


DANBURY, Conn., December 19, 1995 -- Praxair, Inc. (NYSE: PX) announced today that it has made a proposal to CBI Industries, Inc. (NYSE: CBI) to expedite a negotiated merger agreement by Thursday, December 21, 1995.

Praxair said that in order to complete an agreement quickly, it has offered to buy all outstanding shares of CBI for $33.00 per share. This offer represents a $1.00 per share increase over its current tender offer of $32.00 per share. However, Praxair said that if CBI's Board of Directors did not accept its proposal and sign a merger agreement by 5:00 p.m. Eastern time on Thursday, December 21, 1995, it would withdraw the offer and continue with its $32.00 per share tender offer.

In a letter today from H. William Lichtenberger, Praxair's chairman and chief executive officer, to John E. Jones, chairman, president and chief executive officer of CBI, Mr. Lichtenberger said that Praxair believes "the underlying values for the business and operations of CBI can best be preserved if this matter is resolved without any further significant delay."

Praxair's tender offer of $32.00 per share for all outstanding common shares of CBI expires at 5:00 p.m. Eastern time on Tuesday, January 16, 1996.

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The full text of the letter follows:


                                                December 19, 1995


Mr. John E. Jones
Chairman, President and
  Chief Executive Officer
CBI Industries, Inc.
800 Jorie Boulevard
Oak Brook, Illinois  60522-7001

Dear John:

      As I indicated to you during our telephone conversation this morning, Praxair is prepared to increase its offer to acquire CBI Industries to $33 a share subject to the Board of Directors of CBI accepting such proposal and CBI and Praxair entering into a mutually satisfactory merger agreement by 5:00 p.m., Thursday, December 21, 1995.

      Praxair is communicating this proposal to you at this time in the interest of bringing this matter to a prompt and satisfactory conclusion. We think that the underlying values for the businesses and operations of CBI can best be preserved if this matter is resolved without any further significant delay.

      We understand that your Board of Directors will want to carefully consider our proposal and obtain the opinion of its investment bankers as to the fairness of the proposed price of $33 per share. However, as you can appreciate, with a proposal of this sort time is of the essence. Therefore, if our proposal is not accepted by the deadline set forth above, it will be withdrawn, in which case Praxair would intend to continue with its tender offer for shares of CBI at $32 per share. Furthermore, you should appreciate that Praxair reserves the right in the future to reduce the price it is offering in its tender offer if the businesses and operations of CBI are impaired as a result of any prolonged delay in the resolution of this matter.

      I continue to be hopeful that you and your board of directors will accept our offer, and we look forward to receiving your prompt response.


                                                Sincerely,



                                                H. William Lichtenberger

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Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 1994 sales of $2.7 billion. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair is a leader in the commercialization of new technologies that bring productivity and environmental benefits to a diverse group of industries.

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